Austrian

RECEIVED

2004 DEC -1 P 3:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04046412

PROCESSED

DEC 03 2004

THOMSON FINANCIAL

November 22, 2004

Ref.: **Rule 12g3-2(b) File No. 82-4970**

SUPPL

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Karl Knezourek
Investor Relations

Encl.

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Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740

Austrian

November 22, 2004

Ad-hoc Release

OVERCAPACITY IN MARKET LEADS TO REDUCTION IN LOAD FACTOR IN FOURTH QUARTER – NEGATIVE EFFECT ON RESULT FROM OPERATING ACTIVITIES INCREASED BY HIGH FUEL COSTS

Forecast EBIT for 2004 (EUR 50 million) to be maintained on unadjusted basis only

Targeted production cutbacks of 3 % of flights planned for next three months to be used to adjust network to overcapacity in Europe

Fuel surcharges for flights increased as of 29 November

Corporate performance in the fourth quarter is of decisive importance, particularly for the achievement of the forecast result for 2004. Due to factors which have become increasingly apparent in the course of the latest business period, the Austrian Airlines Group has been forced to adjust its forecast 2004 annual result from operating activities. Although the Group will still hold to its original target EBIT of EUR 50 million on an unadjusted basis, it will now be necessary to correct the adjusted EBIT to EUR 10 million.

The following two factors are chiefly responsible for this correction in the result from operating activities:

1. Due to the overcapacity which has developed in the European aviation market recently, in the fourth quarter, the passenger load factor on Austrian medium-haul routes has come under sustained pressure and fallen short of our original expectations by approximately 3 percentage points. The resultant negative effect on the result from operating activities has been intensified by the high cost of fuel.
2. The price of kerosene has remained considerably high, despite the recent margin of fluctuation in the price of crude oil. The fuel surcharges introduced into the pricing structure from May onwards (this was done gradually due to limited market acceptance) only cover around 35 % of the actual additional costs in the fourth quarter.

/

Measure 1: adjust network to overcapacity situation in Europe

The overcapacity situation in Europe which has developed during the final months of 2004 now demands that we fine-tune our network to our own levels of capacity. Consequently, the Austrian Airlines Group will be making an immediate targeted cutback in production of around 3 % of the medium-haul flights planned for the next three months (December to February inclusive) by means of selective reductions in routes for which demand is lower.

Despite this seasonal route correction, the network maintains its offensive orientation and continues to be significantly above the industry average.

Measure 2: increase fuel surcharges

The Austrian Airlines Group will now be increasing the fuel surcharges on its scheduled flights from 29 November, in the short-haul and medium-haul segment to EUR 9 per one-way journey. Surcharges on long-haul flights will rise to EUR 25 per one-way journey, and to EUR 28 per one-way journey on flights to Australia. These increases, when calculated on an annual basis, will enable the company to achieve a level of coverage of its additional costs from the price of kerosene of around 50 %.

Despite the need for this correction in its result, the Austrian Airlines Group has made huge progress with its plan to achieve a turnaround in its fortunes and expand its position in 2004. Production increases in the committed expansion of the company's market leadership in services to and from Central and Eastern Europe, the enlargement of its route network to Asia and Australia, the repayment of liabilities which continues according to plan, continuously lowered unit costs, the ongoing reduction in exposure to interest rate and currency fluctuation and greater steps taken to harmonise the fleet are all strong examples of the productivity curve which the company has successfully implemented in an effort to optimise both its market strength and its ability to resist crises.

The Austrian Airlines Group will provide details of the final 2004 Annual Result and related information at the Balance Sheet Press Conference, to be held on 28 February 2005.

Rückfragehinweise / For further information: Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 51766 - 3642, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@aua.com

Unternehmens- & Marktkommunikation / Corporate- & Market Communications - AUSTRIAN AIRLINES GROUP: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, mailto:livia.dandrea-boehm@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O. Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

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